Q BioMed Inc.

c/o Ortoli Rosenstadt LLP

366 Madison Avenue – 3rd Floor

New York, NY 10017

Telephone: 212-588-0022

Fax: 212-826-9307

December 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Q BioMed Inc. (the “Company)
Registration Statement on Form S-1
File No. 333-227998 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above, as most recently amended, be accelerated so that it will be declared effective at 4:00 pm on Wednesday, December 26, 2018, or as soon thereafter as is practicable. This letter supersedes the Company’s acceleration request letter of December 21, 2018.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Q BioMed Inc.

By:	/s/ William Rosenstadt
Name:	William Rosenstadt
Title:	Chief Legal Officer